SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------


                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          NACT TELECOMMUNICATIONS, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of Class of Securities)

                                  6287 2G 10 9
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                                 (CUSIP Number)








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CUSIP 6287 2G 10 9                13G               Page  2  of 5 Pages
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================================================================================
    1         NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                                      GST USA, Inc.
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    2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) / /
                                                                 (b) / /
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    3         SEC USE ONLY

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    4         CITIZENSHIP OR PLACE OR ORGANIZATION

                       Delaware
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 NUMBER OF            5          SOLE VOTING POWER
  SHARES
BENEFICIALLY                                  0
 OWNED BY
   EACH
REPORTING
PERSON WITH
              ------------------------------------------------------------------
                      6          SHARED VOTING POWER

                                      5,113,712(1)
              ------------------------------------------------------------------
                      7          SOLE DISPOSITIVE POWER

                                                 0
              ------------------------------------------------------------------
                     8           SHARED DISPOSITIVE POWER

                                      5,113,712(1)
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     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
              PERSON

                   5,113,712
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    10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES                                         / /
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    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                       62.9%, based on 8,128,792 total shares
                       outstanding as of December 31, 1997.
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    12        TYPE OF REPORTING PERSON

                       CO
================================================================================

(1) On December 31, 1997, GST Telecommunications, Inc., a federally chartered Canadian corporation ("GST"), GST USA, Inc., a Delaware corporation ("GST USA"), and World Access, Inc., a Delaware corporation (hereinafter referred to as the "Purchaser"), entered into a Stock Purchase Agreement (the "Purchase Agreement"), pursuant to which the Purchaser has agreed to purchase from GST USA 5,113,712 shares of NACT Telecommunications, Inc. ("NACT") common stock held by GST USA. On December 31, 1997, the Purchaser also entered into a Stock Agreement (the "Stock Agreement"), pursuant to which GST USA agreed to vote all voting securities of NACT held by GST USA in favor of approval of the Purchase Agreement and against any merger, consolidation, sale of assets, reorganization or recapitalization of NACT with any party other than the Purchaser and its affiliates and against any liquidation or winding up of NACT.


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CUSIP 6287 2G 10 9                13G               Page  3  of 5 Pages
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ITEM 1(A).        NAME OF ISSUER:

                           NACT TELECOMMUNICATIONS, INC.

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           191 West 5200 North
                           Provo, Utah 84604

ITEM 2(A).        NAME OF PERSONS FILING:

                           GST USA, Inc.

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                           4001 Main Street
                           Vancouver, WA 98663

ITEM 2(C).        CITIZENSHIP:

                           GST USA, Inc. is a Delaware corporation.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                           Common Stock, $.01 par value.

ITEM 2(E).        CUSIP NUMBER:

                           6287 2G 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                           Not applicable.

ITEM 4.           OWNERSHIP.

                           If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1 (b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a) Amount Beneficially Owned:   See Item 9 of page 2.

         (b) Percent of Class: See Item 11 of page 2.

         (c) Number of shares as to which such person has:

                  (i)  Sole power to vote or direct the vote: See Item 5 of page
                       2.

                  (ii) Shared  power to vote or direct  the vote:  See Item 6 of page 2.

                 (iii) Sole power to dispose  or to direct the  disposition  of:
                       See Item 7 of page 2.

                  (iv) Shared power to dispose or direct the disposition of: See
                       Item 8 of page 2.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                  Not applicable.

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CUSIP 6287 2G 10 9                13G               Page  4  of 5 Pages
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ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

                  Not applicable.

ITEM 10. CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purposes of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.



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CUSIP 6287 2G 10 9                13G               Page  5  of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 3, 1998

                                       GST USA, INC.


                                       By: /s/ Clifford V. Sander
                                           -------------------------------
                                           Name:  Clifford V. Sander
                                           Title: Senior Vice President